

February 3, 2015

<u>Via E-mail</u>
Tamara D. Fischer
Chief Financial Officer
National Storage Affiliates Trust
5200 DTC Parkway, Suite 200
Greenwood Village, CO 80111

> **Re:** **National Storage Affiliates Trust**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-11**
> **Submitted January 21, 2015**
> **CIK No. 0001618563**

Dear Ms. Fischer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your response to our prior comment two and the revisions to your filing. It appears that several tables in your filing continue to comingle data related to acquired properties with data related to probable acquisitions. Please further revise your filing to separately present this information in every table related to your in-place portfolio. Your revised tables should separately present data related to properties acquired as of the most recent balance sheet date included in your filing, those acquired subsequent to the most recent balance sheet date included in your filing and those probable of acquisition. In addition, your revisions should include, but not be limited to, the table presented on page F-3.

Tamara D. Fischer
National Storage Affiliates Trust
February 3, 2015
Page 2

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-3

2.   We note your response to our prior comment one and your revisions to your filing.
        Please further revise footnotes 6, 7 and 8 to include the quantitative information provided
        in the table on page F-3 for these nine properties.

        You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or Robert
Telewicz, Senior Staff Accountant, at (202) 551-3438, if you have questions regarding
comments on the financial statements and related matters. Please contact Sara von Althann at
(202) 551-3207 or me at (202) 551-3655 with any other questions.

                                              Sincerely,

                                              /s/ Sonia Gupta Barros

                                              Sonia Gupta Barros
                                              Assistant Director

cc: Jay L. Bernstein, Esq.